                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 14)

                First Financial Corporation of Western Maryland
- --------------------------------------------------------------------------------
                                (Name of Issuer)
                    Common Stock, $1.00 Par Value Per Share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   320226103
            ------------------------------------------------------
                                 (CUSIP Number)
                                Seymour Holtzman
                         100 N. Wilkes-Barre Boulevard
                             Wilkes-Barre, PA 18702
                                 (717) 822-6277
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)
                                August 28, 1996
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 320226103                            Page     2    of    11    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
                Seymour Holtzman
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]
          Not Applicable
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          U.S.
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     175,325
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               175,325 (See Item 5)
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          175,325
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          8.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No. 320226103                            Page     3    of    11    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
                Evelyn Holtzman
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]
          Not Applicable
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          U.S.
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     170,825
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               170,825
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          170,825
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          7.9%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No. 320226103                            Page     4    of    11    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
                Jewelcor Management & Consulting, Inc.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          WC, OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]
          Not Applicable
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Nevada, United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    44,350
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   44,350
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          44,350
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          2.0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          CO
          ---------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No. 320226103                            Page     5    of    11    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
                Custodial Account f/b/o Chelsea Holtzman
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF, OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]
          Not Applicable
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    1,500
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   1,500
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          1,500
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          .1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          OO
          ---------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No. 320226103                            Page     6    of    11    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
                Allison Holtzman
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF, OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]
          Not Applicable
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    3,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   3,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          3,00
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          .1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No. 320226103                            Page     7    of    11    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
                Steven Holtzman
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF, OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]
          Not Applicable
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     3,000
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               3,000
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          3,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          .1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

         No Amendment.

ITEM 2. IS HEREBY AMENDED TO ADD THE FOLLOWING PARAGRAPHS:

                 During the last five years, Steven Holtzman, Allison Holtzman and Jewelcor Management & Consulting, Inc. ("JM&C") have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Additionally, JM&C has not been a party to a civil proceeding of a judicially or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. IS HEREBY AMENDED TO ADD THE FOLLOWING PARAGRAPH:

                 On May 5, 1995, 3,000 shares of the Company's Common Stock held in a Custodial Account f/b/o Steven Holtzman were transferred into a joint account in the name of Seymour Holtzman and Steven Holtzman. On February 9, 1994, 3,000 shares of the Company's Common Stock were transferred from the AH Trust f/b/o Allison Holtzman into an individual account in the name of Allison Holtzman.


ITEM 4.  PURPOSE OF TRANSACTION

                 The Reporting Persons each acquired their respective shares of the Company's Common Stock for the purpose of investment. The Reporting Persons are each evaluating, and expect to continue to evaluate, their respective perceptions of their investment's potential, the Company's business prospects and financial position, the price level of the Common Stock, and opportunities to acquire or dispose of Common Stock or realize trading profits. The Reporting Persons may in the future take such actions with respect to such holdings in the Company as each deems appropriate in light of the circumstances existing from time to time. In addition, the Reporting Persons, jointly or individually, may either dispose of any or all securities of the Company, or purchase additional Common Stock, in any manner permitted by applicable securities laws.

                 The Reporting Persons believe that the per share value of the Company's Common Stock is not adequately reflected in the current market price of the Company's Common Stock and that the Company should consider taking steps to realize the inherent value of its franchise in a manner designed to maximize shareholder value.

                 As part of their continuing efforts to assess the value of its investment in the Company, the Reporting Persons may and have communicated with, among others, the Company's management, its Board of Directors, and other stockholders of the Company, in manners permitted by applicable securities laws. In addition, the Reporting Persons reserve the right to exercise any and all of their respective rights as stockholders of the Company in a manner consistent with their equity interests.

                 In connection with the 1996 Annual Meeting of Stockholders of the Company, Seymour Holtzman intends to nominate the following individuals to serve as directors for the three year term expiring 1999: Seymour Holtzman, Janet I. Kemmet, John D. Schartiger and David
         L. Tressler (the "Nominees"). Such nominations pertain to the 1996 Annual Meeting of the Company to be held on October 24, 1996 (the "Annual Meeting"). Mr. Holtzman intends to commence solicitation of proxies in favor of the Nominees and in opposition to the slate of nominees proposed by the Company as soon as is permitted by the rules of the Securities and Exchange Commission (the "Commission") and has filed a preliminary proxy statement with the Commission pursuant to Regulation 14A of the Securities and Exchange Act of 1934, as amended. Mr. Holtzman intends to vote for the Nominees and against the Company's proposed slate of directors. Mr. Holtzman does not seek control of the Company.

                 Background information on each of these individuals, which will be provided to the Company in accordance with the Company's bylaws, is as follows:

                 MR. HOLTZMAN. Since 1990, Mr. Holtzman has served as the Chairman and Chief Executive Officer of each of the following companies: Jewelcor Management & Consulting, Inc., a management and consulting firm in Wilkes-Barre, Pennsylvania; C.D. Peacock, Inc., a jewelry company based in Chicago; Central European Capital Investors, Inc., an investment company operating in eastern Europe; and S.A. Peck & Co., a mail order jewelry company based in Chicago, Illinois. Mr. Holtzman has over 30 years of management experience, and has been featured in a number of national business publications, including Forbes, Business Week, The Wall Street Journal, and The New York Times. Mr. Holtzman has been an investor in the banking and thrift industry since 1972, and his actions in defense of stockholder rights have been chronicled in The American Banker, The Washington Post, and SNL Securities Monthly Market Report. A philanthropist, Mr. Holtzman was named "Man of the Year" by the Cardinal Cushing School and Training Center in Boston, Massachusetts in 1987.

                 MS. KEMMET. Since 1992, Ms. Kemmet has served as the President of Happenstance, Inc., d/b/a Pennywhistle's, a restaurant and catering business located in Cumberland, Maryland. Ms. Kemmet served as Vice President and Director of Marketing for First Federal Savings Bank of Western Maryland ("First Federal"), a subsidiary of the Company, from 1988 to 1995. During her tenure with First Federal, Ms. Kemmet was responsible for investor relations and a member of First Federal's Asset/Liability Committee. Ms. Kemmet served as Assistant Director of Marketing and Director of Employee Training for Hagerstown Trust Company, a commercial banking company, from 1980 to 1988. Ms. Kemmet is a member of the Downtown Development Commission for Cumberland, Maryland, and a past Director of the Cumberland Theater Board. She currently serves as a member of its Executive Committee. From 1994 to the present, Ms. Kemmet has served as a Director for Cumberland Neighborhood Housing Services, and from 1993 to the present, has served on the Allegany County Economic Development Enterprise Zone Board. Ms. Kemmet is also a member (and was a past director) of the Cumberland Rotary Club.

                 MR. SCHARTIGER. Mr. Schartiger was an employee with the Company for 38 years. Mr. Schartiger began his employment with the Company in June, 1955, in the Accounting and Mortgage Closing Departments. From 1963 to 1977, he served as Branch Manager of the Company's Braddock Square office. In 1977, Mr. Schartiger returned to the main office and was promoted to Manager of the Savings Department and Company Secretary. In 1978, Mr. Schartiger was appointed Vice President of the Company, and, in 1982, he was appointed Senior Vice President. As Senior Vice President, Mr. Schartiger held the third highest ranking executive position at the Company, responsible for all aspects of growing the deposit base of the Company, day-to-day operations at the Company's branch offices, and bank regulatory matters. Mr. Schartiger retired from the Company on December 31, 1992, however, he was asked by the Company to return as a part-time employee from January through June 1993 to assist in opening a new branch office. Mr. Schartiger is a past Master of Potomac Lodge 100 where he also served as its Treasurer. He is a member of the Scottish Rite and a member of the Allighan Shrine Club where he previously served as Treasurer. Mr. Schartiger served on the Board of Directors of Big Brothers/Big Sisters from 1986 to 1993. H is currently a member of the Cumberland Moose Lodge and the Cumberland Eagles. Mr. Schartiger is also a member of St. Paul's Lutheran Church where he serves on the Permanent Endowment Committee.

                 MR. TRESSLER. Since January, 1996, Mr. Tressler has been the Executive Director of the Northeastern Pennsylvania Physicians Organization (NEPPO), a trade association based in Pennsylvania. From 1991 to 1995, Mr. Tressler served as the Executive Director of the University of Scranton (Pennsylvania) Center For Public Initiatives, and from 1981 to the present, he has served as a Director of the Pennsylvania Power and Light Company (now the Pennsylvania Resource Company), a publicly traded power company listed on the New York Stock Exchange. Mr. Tressler served as the Chairman and Chief Executive Officer ("CEO") of the Northeastern Bank of Pennsylvania from 1980 to 1991, and as the Vice- Chairman and a member of the Board of Directors of PNC Financial Corp., a financial services company, from 1985 to 1995. From 1991 to 1996, Mr. Tressler served as the President and CEO of the Northeastern Regional Cancer Institute, a cancer research center, and as the President of the Northeastern Pennsylvania Technology Council, a non-profit trade association. From 1990 to the present, Mr. Tressler has served as the Director of PHICO Insurance Company, and served as a Director of Mercy Hospital of Scranton, Pennsylvania, from 1980 to 1995. Mr. Tressler is a member of the Pennsylvania Council on Economic Education. For the last fourteen years, Mr. Tressler has been a member and Director of the of the Pennsylvania Industrial Development Authority. In 1996, Mr. Tressler was elected to Penn State University, Worthington Scranton Advisory Board.

                 Except as set forth above, as of the date of this Schedule, none of the Reporting Persons has any plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Rule 13 D-101.


ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

                 Item 5 is hereby amended by deleting the existing paragraph of subsection (a) thereof in its entirety and inserting the following as the new subsection (a) in substitution thereof:

                 (a) As of August 28, 1996, the Reporting Persons beneficially owned an aggregate of 178,325 shares of Common Stock, constituting 8.19% of the outstanding shares of Common Stock of the Company, based on the number of outstanding shares reported in the a press release, dated August 1, 1996, issued by the Company, an excerpt of which is attached hereto as Exhibit 1.

                 Notwithstanding that Mr. Holtzman disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons, Mr. Holtzman may be deemed the beneficial owner of all 175,325 shares of the Common Stock (8.05% of the outstanding shares of the Company's Common Stock, based on the number of outstanding (shares reported in a press release, dated August 1, 1996, issued by the Company, an excerpt of which is attached hereto as Exhibit 1) owned by the Reporting Persons, including the 1,500 shares of Common Stock (.07% of the outstanding shares of the Company's Common Stock reported in a press release, dated August 1, 1996, issued by the Company, an excerpt of which is attached hereto as Exhibit 1) owned by the Custodial Account f/b/o Chelsea Holtzman of which Mrs. Holtzman is the custodian and the 3,000 shares of Common Stock (.14% of the outstanding shares of the Company's Common Stock, based on the number of outstanding shares reported in a press release, dated August 1, 1996, issued by the Company, an excerpt of which is attached hereto as
         Exhibit 1) held jointly by Mr. Holtzman and Steven Holtzman. In this regard, the shares of Common Stock reported as being owned by Mr. Holtzman on the applicable cover page of this Schedule 13 D are presently being held in joint accounts. To the extent that shares of Common Stock are held in such joint accounts, excluding those shares that are held in a joint account with Steven Holtzman, Mr. Holtzman shares voting and dispositive power with respect to such shares with Mrs. Holtzman.

                 As of August 28, 1996, Mr. Holtzman and his son, Steven Holtzman, jointly and beneficially owned an aggregate of 3,000 shares of the Company's Common Stock (.14% of the outstanding shares of the Company's Common Stock, based on the number of outstanding shares reported in a press release, dated August 1, 1996, issued by the Company, an excerpt of which is attached hereto as Exhibit 1). These shares were previously held in a Custodial Account f/b/o Steven Holtzman and subsequently transferred into a joint account in both of their names on May 5, 1995. Mr. Holtzman shares voting and dispositive power with respect to such shares with Steven Holtzman.

                 As of August 28, 1996, Allison Holtzman, the daughter of Mr & Mrs. Holtzman, beneficially owned an aggregate of 3,000 shares of the Company's Common Stock (.14% of the outstanding shares of the Company's Common Stock, based on the number of outstanding shares reported in a press release, dated August 1, 1996, issued by the Company, an excerpt of which is attached hereto as Exhibit 1). These shares were previously held in a Custodial Account f/b/o Allison Holtzman and were subsequently transferred into an individual account in her name on February 9, 1994. Mr. Holtzman disclaims beneficial ownership of these shares of Common Stock.

                 As of August 28, 1996, "JM&C" beneficially owned an aggregate of 44,350 shares of Common Stock (2.04% of the outstanding shares of the Company's Common Stock, based on the number of outstanding shares reported in a press release, dated August 1, 1996, issued by the Company, an excerpt of which is attached hereto as Exhibit 1). Mr. & Mrs. Holtzman are the majority shareholders of JM&C, and, therefore, may be deemed the beneficial owners of the shares of Common Stock being covered by this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint venture, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.          Is hereby amended to add the following:

                 Exhibit 1. Excerpt from press release issued by the Company dated August 1, 1996.

                 Exhibit 2.  Joint Filing Agreement, dated August 28, 1996.

                                   SIGNATURES

                 After reasonable inquiry and to the best of my knowledge and belief, We certify that the information set forth in this statement is true, complete and correct.

                 Pursuant to the requirements of the Securities Exchange Act of 1934, this Schedule 13D has been signed below by the following persons in the capacities and on the date indicated.

         Dated:   August 28, 1996

                                       /s/ Seymour Holtzman
                                       --------------------------------------
                                       Seymour Holtzman


                                       /s/ Steven Holtzman
                                       --------------------------------------
                                       Steven Holtzman


                                       /s/ Allison Holtzman
                                       --------------------------------------
                                       Allison Holtzman


                                       Evelyn Holtzman


                                       By:  /s/ Seymour Holtzman
                                          -----------------------------------
                                           Seymour Holtzman, Attorney-In-Fact


                                       Jewelcor Management & Consulting


                                       By:  /s/ Seymour Holtzman
                                          -----------------------------------
                                           Seymour Holtzman, President & CEO


                                       Custodial Account f/b/o Chelsea


                                       By:  /s/ Seymour Holtzman
                                          -----------------------------------
                                           Seymour Holtzman, Attorney-In-Fact


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                                                     EXHIBIT 1

PRESS RELEASE
Page 3 of 3
August 1, 1996

               FIRST FINANCIAL CORPORATION OF WESTERN MARYLAND
                         SUMMARY OF OPERATING RESULTS



FISCAL YEAR ENDED JUNE 30:                                  1996            1995
- --------------------------                              ------------    -------------
Net income (loss) before income taxes                   $  5,871,000    $  (1,984,000)

Provision for (benefit from) income taxes               $  2,271,000    $    (765,000)
                                                        ------------    -------------

Net income (loss)                                       $  3,600,000    $  (1,219,000)
                                                        ============    =============

Provision for loan losses                               $    600,000    $   5,985,000

Net income (loss) per share                             $       1.65    $       (0.56)
Average shares outstanding                                 2,180,269        2,174,825

Return on average assets                                        1.09%             N/A
Return on average stockholders' equity                          8.97%             N/A

QUARTER ENDED JUNE 30:                                      1996            1995
- ----------------------                                  ------------    -------------
Net income (loss) before income taxes                   $  1,629,000    $  (1,937,000)

Provision for (benefit from) income taxes               $    630,000    $    (747,000)
                                                        ------------    -------------

Net income (loss)                                       $    999,000    $  (1,190,000)
                                                        ============    =============

Provision for loan losses                               $    150,000    $   2,772,000

Net income (loss) per share                             $       0.46    $       (0.54)
Average shares outstanding                                 2,197,178        2,185,079

Annualized return on average assets                             1.23%             N/A
Annualized return on average stockholders' equity               9.66%             N/A

                                                          06/30/96        06/30/95
                                                        ------------    -------------
Total assets                                            $321,994,000    $ 329,375,000
Total loans                                             $243,113,000    $ 223,066,000
Total deposits                                          $274,756,000    $ 283,360,000
Total stockholders' equity                              $ 41,707,000    $  38,470,000
Total shares outstanding                                   2,176,739        2,130,212
Book value per share                                    $      19.16    $       18.06


                                                                       EXHIBIT 2

                                   AGREEMENT

       This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Common Stock of the Company is being filed on behalf of each of the individuals named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 28, 1996


                                    /s/ Seymour Holtzman
                                    -------------------------------------
                                    Seymour Holtzman


                                    /s/ Steven Holtzman
                                    -------------------------------------
                                    Steven Holtzman


                                    /s/ Allison Holtzman
                                    -------------------------------------
                                    Allison Holtzman


                                    Evelyn Holtzman


                                    By:  /s/ Seymour Holtzman
                                       ----------------------------------
                                    Seymour Holtzman, Attorney-In-Fact


                                    Jewelcor Management & Consulting


                                    By:  /s/ Seymour Holtzman
                                       ----------------------------------
                                    Seymour Holtzman, President & CEO


                                    Custodial Account f/b/o Chelsea


                                    By:  /s/ Seymour Holtzman
                                       ----------------------------------
                                    Seymour Holtzman, Attorney-In-Fact